UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

SANDBRIDGE ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

799793104

(CUSIP Number)

June 10, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799793104

1.	Names of Reporting Persons Alexander Mitchell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,225,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,225,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.33%

12.	Type of Reporting Person (See Instructions) IN

2

CUSIP No. 799793104

1.	Names of Reporting Persons Scopus Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,225,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,225,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.33%

12.	Type of Reporting Person (See Instructions) CO

3

CUSIP No. 799793104

1.	Names of Reporting Persons Scopus Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,225,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,225,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,225,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.33%

12.	Type of Reporting Person (See Instructions) IA

4

Item 1.

(a)	Name of Issuer: Sandbridge Acquisition Corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 1999 Avenue of the Stars, Suite 2088 Los Angeles, CA 90067

Item 2.

(a)

Name of Person Filing:

This statement is filed by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P (“SAMLP”, and together with Mr. Mitchell and SCI, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: c/o Scopus Asset Management, L.P. 717 Fifth Ave., 21st Floor New York, New York 10022
(c)	Citizenship: For each Reporting Person other than Mr. Mitchell, Delaware. For Mr. Mitchell, United States of America
(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (the “Common Stock”)
(e)	CUSIP Number: 799793104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 23,000,000 shares of Common Stock outstanding as of April 30, 2021, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 27, 2021.

5

The reported securities are held by certain private funds (collectively, the “Funds”), managed by SAMLP, and SAMLP is deemed to have beneficial ownership of the Common Stock held by the Funds. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Common Stock owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in SCI, and is deemed to have beneficial ownership of the Common Stock owned by each such entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Funds, as the entities that directly hold the Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 21, 2021

alexANDER mitchell		SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact		By:	/s/ Daniel Fried
		Name:	Daniel Fried
		Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.

By:	Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried
Name:	Daniel Fried
Title:	Attorney-in-Fact

7